SCHEDULE 14A

(RULE 14A-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

PROXY STATEMENT PURSUANT TO SECTION 14(a) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

Filed by the registrant ☐

Filed by a party other than the registrant ☒

Check the appropriate box:

☒ Preliminary proxy statement.

☐ Confidential, for use of the Commission only (as permitted by Rule 14a-6(e)(2)).

☐ Definitive proxy statement.

☐ Definitive additional materials.

☐ Soliciting material under Rule 14a-12.

POAGE BANKSHARES, INC.

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(Name of Registrant as Specified in its Charter)

STILWELL VALUE PARTNERS II, L.P.

STILWELL VALUE PARTNERS V, L.P.

STILWELL VALUE PARTNERS VII, L.P.

STILWELL ACTIVIST FUND, L.P.

STILWELL ACTIVIST INVESTMENTS, L.P.

STILWELL PARTNERS, L.P.

STILWELL VALUE LLC

JOSEPH STILWELL

STEPHEN S. BURCHETT

MARSHALL L. STEEN

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(Name of Person(s) Filing Proxy Statement if Other Than the Registrant)

Payment of filing fee (check the appropriate box):

☒	No fee required.

☐	Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

(1) Title of each class of securities to which transaction applies:

(2) Aggregate number of securities to which transaction applies:

(3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

(4) Proposed maximum aggregate value of transaction:

(5) Total fee paid:

☐	Fee paid previously with preliminary materials.

☐   Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

(1) Amount Previously Paid:

(2) Form, Schedule or Registration Statement No.:

(3) Filing Party:

(4) Date Filed:

The Stilwell Group

111 Broadway, 12th Floor

New York, NY 10006

(212) 269-1551

info@stilwellgroup.com

April 4, 2014

Dear Fellow PBSK Owner,

I write to you to seek your support in the election of an independent director to our Company's Board.

I believe the current directors have failed us.1 A fundamental duty of each and every corporate director is to protect and enhance the value of the owners' investments—the value of each share that we've paid for with our own money (unlike PBSK's directors and management who awarded themselves free shares and options on shares over the past year).

By Gene Coffman's own admission,2 and with the Board's unanimous approval,3 they chose to spend our money buying another bank at a price above book value,4 such that it will take almost four full years to earn back the dilution of the Company's per share book value.5 At the same time the Board passed on the opportunity to repurchase shares in our own Company at an 18% discount to book value6—a risk-free transaction7 that would have added to the value of each share that we purchased with our own money.

Whatever failings allowed the current Board to make this choice should worry us. I do not trust them with the stewardship of our capital.

Please consider our proxy materials regarding the election of our nominee, Steve Burchett, to represent the owners' interests8 at our Bank. I appreciate your support.

Sincerely,

Joseph Stilwell

______________________________

(1) See also page 5 of our proxy statement.

(2) Company press release dated October 21, 2013 (the "Press Release") included in Appendix F to the Company's prospectus filed with the Securities and Exchange Commission ("SEC") on February 24, 2014 (the "Prospectus").

(3) As disclosed in the Prospectus, the Company's board of directors approved the acquisition of Town Square Financial Corporation ("TSFC") on October 17, 2013.

(4) See the Prospectus, pages 31 and 45. TSFC's tangible book value was $32.68 per share at September 30, 2013. Upon completion of the merger on March 18, 2014, each share of TSFC common stock was converted into the right to receive either 2.3289 shares of the Company's common stock or $33.86 in cash, or a combination of cash and stock.

(5) Prospectus, pages 31 and 52; see also the Press Release.

(6) Based on the Company's tangible book value per share at September 30, 2013, $17.28 (see the Prospectus, page 31), and the closing price of the Company's common stock, $14.0684 per share, reported on the NASDAQ OMX on March 18, 2014.

(7) We believe the Company's repurchase of its shares at a discount of 18% below tangible book value is a better allocation of capital than purchasing another bank, resulting in dilution in the Company's tangible book value. The Company's repurchase of additional shares would not have diluted the Company's book value per share or created new risks that the Company did not already face. The results of operations of the Company and the market price of the Company's common stock after the acquisition of another bank may be affected by factors different from those currently affecting the independent results of operations of the Company. See the Company's Form S-4 filed with the SEC on January 2, 2014.

(8) We do not believe it is in the stockholders' best interest to purchase another bank. As the Bank's largest stockholder, we have selected a nominee who agrees that the Board is making decisions that are not in the best interest of the owners. We believe he will represent our and the other owners' interests.

[PRELIMINARY COPY- SUBJECT TO COMPLETION]

POAGE BANKSHARES, INC.

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2014 ANNUAL MEETING OF STOCKHOLDERS

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PROXY STATEMENT OF THE STILWELL GROUP

IN OPPOSITION TO

THE BOARD OF DIRECTORS OF POAGE BANKSHARES, INC.

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WHY YOU WERE SENT THIS PROXY STATEMENT

The Stilwell Group is furnishing this Proxy Statement and accompanying GREEN proxy card to the holders of Common Stock of Poage Bankshares, Inc. (the “Company” or “Poage Bankshares”). We are seeking proxies to vote at the Annual Meeting in connection with our bid to elect Stephen S. Burchett (the “Nominee”) to the Company's Board of Directors (the “Board”) at the Company's 2014 Annual Meeting of Stockholders (the “Annual Meeting”). The Annual Meeting is scheduled to be held on May 20, 2014, at 10:00 a.m., Kentucky time, at The Park Place, 1701 Central Avenue, Ashland, Kentucky, 41101, and the record date for the Annual Meeting is April 4, 2014. Stockholders who own shares as of the close of business on that date will be entitled to vote at the Annual Meeting.

As there are three directors up for re-election, we are “rounding out” our slate of one candidate by permitting stockholders to also vote for the Company's nominee other than Stuart N. Moore.  Unless instructed otherwise, proxies will be voted against the Company's non-binding proposal to approve its executive compensation, and in favor of ratification of the selection of the Company's independent registered public accounting firm. Additional voting instructions are stated below. This Proxy Statement and GREEN proxy card are first being mailed or furnished to stockholders on or about April 4, 2014.

The Stilwell Group, members of which own, as of the date of this Proxy Statement, an aggregate of 318,471 shares of Common Stock, is believed to be the Company's largest stockholder.

The Stilwell Group consists of:

•	Stilwell Value Partners II, L.P., a Delaware limited partnership (“Stilwell Value Partners II”)
•	Stilwell Value Partners V, L.P., a Delaware limited partnership (“Stilwell Value Partners V”)
•	Stilwell Value Partners VII, L.P., a Delaware limited partnership (“Stilwell Value Partners VII”)
•	Stilwell Activist Fund, L.P., a Delaware limited partnership (“Stilwell Activist Fund”)
•	Stilwell Activist Investments, L.P., a Delaware limited partnership (“Stilwell Activist Investments”)
•	Stilwell Partners, L.P., a Delaware limited partnership (“Stilwell Partners”)
•	Stilwell Value LLC, a Delaware limited liability company which is the general partner of Stilwell Value Partners II, Stilwell Value Partners V, Stilwell Value Partners VII, Stilwell Activist Fund, and Stilwell Activist Investments (“Stilwell Value LLC”)
•	Joseph Stilwell, individually and as the general partner of Stilwell Partners and the managing member of Stilwell Value LLC
•	Stephen S. Burchett, nominee
•	Marshall L. Steen, alternate nominee

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Additional information concerning the Stilwell Group is set forth under the headings “Proposal Number 1: Election of Directors” and “Certain Information Regarding the Participants” and in Appendix A.

IT IS IMPORTANT THAT YOU RETURN YOUR PROXY PROMPTLY.  IF YOU ARE A RECORD HOLDER (NAMELY, YOU OWN YOUR COMPANY STOCK IN CERTIFICATE FORM), PLEASE SIGN AND DATE YOUR GREEN PROXY CARD PROMPTLY AND RETURN IT IN THE ENCLOSED ENVELOPE. NO POSTAGE IS REQUIRED. IF YOUR SHARES ARE HELD IN “STREET NAME” BY A BROKER, NOMINEE, FIDUCIARY OR OTHER CUSTODIAN, PLEASE CONTACT THE PERSON RESPONSIBLE FOR YOUR ACCOUNT AND INSTRUCT HIM TO VOTE THE GREEN PROXY CARD ON YOUR BEHALF (YOUR BROKER, NOMINEE, FIDUCIARY OR OTHER CUSTODIAN MAY PERMIT YOU TO VOTE VIA THE INTERNET OR BY TELEPHONE).

We urge you not to return any white proxy card sent to you by the Company. Remember, your last dated proxy is the only one that counts. If you are a registered holder, return the GREEN proxy card as explained in the instructions on the GREEN proxy card, even if you previously delivered a white proxy to the Company. If your shares are held in street name, contact the person responsible for your account and instruct that person to execute and return the GREEN proxy card on your behalf.

Please refer to the Company's definitive proxy statement when it becomes available for a full description of management's candidates for election as directors.

Holders of record of shares of the Common Stock on the record date for the Annual Meeting are urged to vote even if you sold your shares after that date.

If you have any questions or need assistance in voting your shares, please call the Stilwell Group:

The Stilwell Group

Attn: Ms. Megan Parisi

111 Broadway, 12th Floor

New York, NY 10006

212-269-1551

info@stilwellgroup.com

Also, please feel free to call our proxy solicitor:

Okapi Partners LLC

Attn: Mr. Charles W. Garske

437 Madison Avenue, 28th Floor

New York, NY 10022

Call Toll-Free: 877-566-1922

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PROPOSAL NUMBER 1: ELECTION OF DIRECTORS

The Board currently consists of nine members. Three seats on the Board are up for election at the Annual Meeting. At the Annual Meeting, the Stilwell Group will seek to elect Stephen S. Burchett (the “Nominee”), who has consented to being named in this Proxy Statement and to serving as a director on the Board if elected. The election of Mr. Burchett requires the affirmative vote of a plurality of the votes cast. If elected and seated, our Nominee will be entitled to serve a three-year term. Mr. Burchett is an attorney who has been a Partner at Offutt Nord Burchett, PLLC since 2003. We believe he would be a valuable addition to the Board.  As there are three directors up for re-election, we are “rounding out” our slate of one candidate by permitting stockholders to also vote for the Company's nominees other than Stuart N. Moore. There is no assurance that the candidates nominated by the Company will serve as directors if the Stilwell Group's Nominee is elected. For additional information regarding the Company's nominees for election as directors, please refer to the Company's definitive proxy statement when it becomes available. The election of Mr. Burchett requires the affirmative vote of a plurality of the votes cast in person or by proxy at the Annual Meeting without regard to either broker non-votes or proxies as to which the authority to vote has been withheld. Plurality means that individuals who receive the largest number of votes cast are elected, up to the maximum number of directors (three) to be elected at the Annual Meeting. See “Voting and Proxy Procedures” below.

If you sign and return the Stilwell Group's GREEN proxy card, you will be deemed to have voted FOR Mr. Burchett unless you instruct otherwise.

Stephen S. Burchett : Mr. Burchett has been a partner with the law firm of Offutt Nord Burchett, PLLC since 2003, where he has been named one of The Best Lawyers in America™. Mr. Burchett has successfully represented a wide range of clients in complex litigation throughout Central Appalachia. He has also represented a number of companies in merger and acquisition matters, including a publicly traded health care provider, and has experience advising and providing legal guidance to boards of directors and officers. He is the only attorney practicing in the region who is board-certified by the American Board of Professional Liability Attorneys. Mr. Burchett is originally from Morehead, KY and currently resides in Ashland, KY. He attended the University of Virginia on the prestigious Jefferson Scholarship and received his law degree from the University of Kentucky where he was president of the Student Bar Association. He has also served as a representative to the Kentucky Bar Association Board of Governors. Mr. Burchett is one of three partners on the management committee of Offutt Nord Burchett, PLLC. The management committee manages the budget, taxes and debt of the firm and makes decisions on hiring, training, compensation and employee benefits. Mr. Burchett's participation on the management committee has provided him with extensive management and business experience. He is not employed by any parent, subsidiary or other affiliate of the Company.

We note that there can be no assurance that Mr. Burchett, if elected and seated, will be successful in persuading other members of the Board to adopt any of his suggestions, because Mr. Burchett would constitute one member out of nine, a minority position. Although the Stilwell Group believes a sale of the Company may be in the best interests of stockholders, the Group has no proposals or plans regarding a sale.

Specific Qualities : Mr. Burchett has an extensive legal background and possesses significant legal expertise. His past experience in the financial management of Offutt Nord Burchett, PLLC, and his experience assisting clients with commercial transactions would make him a valuable asset to the Board.

If Mr. Burchett is unable to serve as a director, the proxies named on the attached GREEN card will vote for the election of our alternate nominee, Marshall L. Steen (the “Alternate Nominee”), discussed below. Our Nominee and Alternate Nominee are “independent” as defined in Rule 5605(a)(2) of the listing standards for companies quoted on The NASDAQ Stock Market.

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On February 20, 2014, the Stilwell Group provided the Company with notice, in accordance with the Company's Bylaws, of the Stilwell Group's intention to nominate Mr. Burchett for election to the Board. We did this because the Company's Bylaws require that advance notice of nominations be provided to the Company's Secretary prior to the Annual Meeting. In order to preserve our ability to nominate Mr. Steen for election as a director in the future, should Mr. Burchett be unable to serve, we provided advance notice for both individuals in accordance with the Company's advance notice Bylaw provision. As stated above, however, we intend to nominate Mr. Steen only in the event that Mr. Burchett is unable to serve as a director. In addition, we reserve the right to solicit proxies for the election of any other substitute nominee if the Company makes or announces any changes to its charter documents or takes or announces any other action that has, or if consummated would have, the effect of disqualifying our Nominee, to the extent this is not prohibited under the Company's charter documents and applicable law.  In any such case, shares represented by the enclosed GREEN proxy card will be voted for such substitute nominee.  We reserve the right to nominate additional persons, to the extent this is not prohibited under the Company's charter documents and applicable law, if the Company increases the size of its board above its existing size or increases the number of directors whose terms expire at the Annual Meeting.

Marshall L. Steen: Mr. Steen is President and owner of Steen Cannon and Ordnance Works, which reproduces Civil War artillery for the National Park Service and other customers, and which he founded in 1993. Mr. Steen also owns the L Style Salon and Steen's Antique Emporium in Ashland, KY. He is a consultant for Steen Funeral Homes. A lifelong resident of Ashland, he is a third generation mortician. Mr. Steen is currently serving as the Boyd County Magistrate and on the Board of Directors of Friends of Ashland Cemetery and the Ashland Alliance. He is a member of the Poage Masonic Lodge #325 F & AM and the Ashland Commandry of the Knights Templar, as well as the BPO Elks Lodge #350. He is a member of First United Methodist Church where he has served on various boards. Mr. Steen has extensive connections to the Ashland community through his personal network of business contacts developed over many years. He is not employed by any parent, subsidiary or other affiliate of the Company.

Specific Qualities: Mr. Steen has an extensive business background and possesses significant management expertise. His extensive connections to the Ashland community through his personal network of business contacts developed over many years would make him a valuable asset to the Board.

PROPOSAL NUMBER 2: ADVISORY (NON-BINDING) VOTE TO APPROVE EXECUTIVE COMPENSATION

The Company will also submit to an advisory vote a proposal for the stockholders to approve the compensation of the Company's named executive officers. This non-binding vote is commonly referred to as a “say-on-pay vote”. We intend to vote, and recommend that you vote, AGAINST Proposal 2.

The reason we recommend this is because we believe that the Company's performance has been sub-par. The Company's return on average equity for the fiscal year ended September 30, 2013, was 3.62%1. According to the FDIC, the average return on equity for all FDIC insured institutions for 2013 was 9.56%; and for institutions with $100 million to $1 billion in assets, the average return on equity was 8.44%2. We believe that the overall level of cash compensation of the Company's executive officers is higher than is appropriate in light of this performance.

In voting on the advisory, non-binding resolution with respect to executive compensation, a stockholder may vote “FOR” the proposal, “AGAINST” the proposal, or “ABSTAIN” from voting on the proposal. The affirmative vote of a majority of the votes cast on the matter at the Annual Meeting, without regard to broker non-votes or abstentions, is required to approve this proposal. See “Voting and Proxy Procedures” below.

1 See Item 6 of the Company's Form 10-K filed with the Securities and Exchange Commission on December 20, 2013.

2 See http://www2.fdic.gov/qbp/2013dec/all3a2.html.

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PROPOSAL NUMBER 3: RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Company will also submit to a vote of stockholders ratification of the appointment of Crowe Horwath LLP as the Company's independent registered public accounting firm for 2014. We intend to vote, and recommend that you vote, FOR Proposal 3.

In voting on the ratification of Crowe Horwath LLP as the Company's independent registered public accounting firm, a stockholder may vote “FOR” the proposal, vote “AGAINST” the proposal, or “ABSTAIN” from voting on the proposal. Proposal 3 must be approved by a majority of the shares voted at the Annual Meeting without regard to broker non-votes or proxies marked “ABSTAIN.” See “Voting and Proxy Procedures” below.

CERTAIN INFORMATION REGARDING THE PARTICIPANTS

Except as described herein, there are no material proceedings to which any Stilwell Group member, or any associate of any Group member, is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries. Except as described in Appendix A, no Stilwell Group member or any associate of any Group member has any interest in the matters to be voted upon at the Annual Meeting, other than an interest, if any, as a stockholder of the Company.

Except as described in Appendix A, no Stilwell Group member or any associate of any Group member (1) has engaged in or has a direct or indirect interest in any transaction or series of transactions since the beginning of the Company's last fiscal year, or in any currently proposed transaction, to which the Company or any of its subsidiaries is a party where the amount involved was in excess of $120,000; (2) has been indebted to the Company or any of its subsidiaries; (3) has borrowed any funds for the purpose of acquiring or holding any securities of the Company; (4) is presently, or has been within the past year, a party to any contract, arrangement or understanding with any person with respect to any securities of the Company, any future employment by the Company or its affiliates, or any future transaction to which the Company or any of its affiliates will or may be a party; or (5) is the beneficial or record owner of any securities of the Company or any parent or subsidiary thereof.

No Stilwell Group member or any associate of any Group member, during the past 10 years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Additional information concerning the Stilwell Group, including, but not limited to, beneficial ownership of and transactions in the Common Stock, is set forth in Appendix A.

OTHER MATTERS

The Stilwell Group anticipates that the Company's definitive proxy statement, when it becomes available, will contain information regarding (1) the securities ownership of certain beneficial owners and management; (2) the committees of the Board; (3) the meetings of the Board and all Board committees; (4) the background of the Company's nominees for election as directors; (5) the compensation of the Company's directors and executive officers; and (6) the services and fees of the Company's independent registered public accounting firm. The Stilwell Group has no knowledge of the accuracy of the Company's disclosures in its proxy materials.

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STOCKHOLDER PROPOSALS

In order to be considered at the Company's 2015 Annual Meeting of Stockholders, but not included in its proxy materials, the Company's Bylaws provide that a stockholder proposal to take action at such meeting must be received at its executive office not more than 90 days and not less than 80 days prior to the date of such meeting; provided, that if less than 90 days’ notice of such meeting is given to stockholders, such stockholder proposal must be received at its executive office not later than the 10th day following the date on which notice of such meeting was mailed to stockholders or was otherwise disclosed in a press release reported by a nationally recognized news service, in a document publicly filed or furnished with the Securities and Exchange Commission, or on the Company's website.

The Company has stated that it expects the next annual meeting of stockholders of the Company to be held on [●], 2015.  In that event, advance written notice of business or nominations to the Company's Board of Directors, to be brought before next year’s annual meeting of stockholders, must be given to the Company no earlier than [●] and no later than [●].

The Company has stated that, in order to be eligible for inclusion in the Company's proxy materials for next year’s annual meeting of stockholders, any stockholder proposal to take action at such meeting must be received by the Secretary of the Company at the Company's executive office, 1500 Carter Avenue, Ashland, Kentucky 41101, no later than [●].  If the Company changes the date of the 2015 annual meeting of stockholders by more than 30 days, any stockholder proposal must be received at a reasonable time before the Company prints or mails proxy materials for such meeting.

SOLICITATION; EXPENSES

Proxies may be solicited by the Stilwell Group by mail, e-mail; advertisement, telephone, facsimile, and personal solicitation. Phone calls will be made to stockholders by Joseph Stilwell and certain of his personnel, as well as employees of Okapi Partners LLC. Mr. Stilwell will be principally responsible for soliciting proxies for the Stilwell Group and certain of his personnel will perform additional work in connection with the solicitation of proxies, for which no additional compensation will be paid. Banks, brokerage houses, and other custodians, nominees, and fiduciaries will be requested to forward the Stilwell Group's solicitation material to their customers for whom they hold shares and the Group will reimburse them for their reasonable out-of-pocket expenses. The Stilwell Group has retained Okapi Partners LLC to assist in the solicitation of proxies and for related services. The Stilwell Group will pay Okapi Partners LLC a fee of up to $20,000 and has agreed to reimburse it for its reasonable out-of-pocket expenses. In addition, the Stilwell Group has agreed to indemnify Okapi Partners LLC against certain liabilities and expenses. Approximately 20 persons will be used by Okapi Partners LLC in its solicitation efforts.

Although a precise estimate cannot be made at the present time, the Stilwell Group currently estimates that the total expenditures relating to the proxy solicitation to be incurred by the Group will be approximately $75,000, of which approximately $25,500 has been incurred to date. The entire expense of preparing, assembling, printing, and mailing this Proxy Statement and related materials and the cost of soliciting proxies will be borne by the Stilwell Group. The Stilwell Group intends to seek reimbursement from the Company for the entire cost of our solicitation and does not intend to submit the question of such reimbursement to a vote of stockholders.

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WHO CAN VOTE AT THE ANNUAL MEETING

The record date for determining stockholders entitled to notice of and to vote at the Annual Meeting is April 4, 2014.  Stockholders of the Company as of the close of business on the record date are entitled to one vote at the Annual Meeting for each share of Common Stock held on the record date. On the record date, there were 3,904,884 shares of Common Stock outstanding.

HOW TO VOTE BY PROXY

To elect the Stilwell Group's Nominee to the Board, if you are a record holder (namely, you own your Company stock in certificate form), you can vote by marking your vote on the GREEN proxy card we have enclosed, signing and dating it, and mailing it in the postage-paid envelope we have provided.  If your shares are held in “street name,” follow the directions given by the broker, nominee, fiduciary or other custodian regarding how to instruct them to vote your shares.  Your broker, nominee, fiduciary or other custodian may permit you to vote via the Internet or by telephone.  Whether you plan to attend the Annual Meeting or not, we urge you to vote your shares now.  Please contact our proxy solicitor Okapi Partners LLC at 877-566-1922 if you require assistance in voting your shares.  This Proxy Statement and the accompanying form of GREEN proxy card are available at www.OkapiVote.com/Poage.

Properly executed proxies will be voted in accordance with the directions indicated thereon. If you sign the GREEN proxy card but do not make any specific choices, your shares will be voted: (a) “FOR” the election of our Nominee to the Board of Directors, (b) “AGAINST” the Company's non-binding proposal to approve its executive compensation, and (c) “FOR” the ratification of the appointment of Crowe Horwath LLP as the Company's independent registered public accounting firm for 2014.

You should refer to the Company's proxy statement and form of proxy distributed by the Company for the names, backgrounds, qualifications and other information concerning the Company's nominees for election as directors.  The Stilwell Group is NOT seeking authority to vote for and will NOT exercise any authority to vote for Stuart N. Moore, one of the Company's nominees.

Rule 14a-4(c)(3) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), governs our use of our discretionary proxy voting authority with respect to a matter that is not known by us a reasonable time before commencing our solicitation of proxies.  It provides that if we do not know, a reasonable time before making our solicitation, that a matter is to be presented at the meeting, then we are allowed to use our discretionary voting authority when the proposal is raised at the meeting, without any discussion of the matter in this Proxy Statement.  If any other matters are presented at the Annual Meeting for which we may exercise discretionary voting, your proxy will be voted in accordance with the best judgment of the persons named as proxies on the attached proxy card.  At the time this Proxy Statement was mailed, we knew of no matters which needed to be acted on at the Annual Meeting, other than those discussed in this Proxy Statement.

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If any of your shares are held in the name of a brokerage firm, bank, bank nominee or other institution on the record date, only that entity can vote your shares and only upon its receipt of your specific instructions.  Accordingly, please contact the person responsible for your account at such entity and instruct that person to execute and return the GREEN proxy card on your behalf.  You should also sign, date and mail the voting instruction form your broker or banker sends you when you receive it (or, if applicable, vote by following the instructions supplied to you by your bank or brokerage firm, including voting by telephone or via the Internet).  Please do this for each account you maintain to ensure that all of your shares are voted.

Many banks and brokerage firms are participating in programs that allow eligible stockholders to vote by telephone or via the Internet.  If your bank or brokerage firm is participating in a telephone or Internet voting program, then such bank or brokerage firm will provide you with instructions for voting by telephone or the Internet on the voting form.  Telephone and Internet voting procedures, if available through your bank or brokerage firm, are designed to authenticate your identity to allow you to give your voting instructions and to confirm that your instructions have been properly recorded.  Stockholders voting via the Internet should understand that there might be costs that they must bear associated with electronic access, such as usage charges from Internet access providers and telephone companies.  If your bank or brokerage firm does not provide you with a voting form, but instead you receive our GREEN proxy card, then you should mark our proxy card, date it and sign it, and return it in the enclosed postage-paid envelope.

VOTING AND PROXY PROCEDURES

The Board of Directors of the Company is divided into three classes of directors with staggered terms of three years.  If elected and seated, Stephen S. Burchett would serve for a three-year term expiring in 2017.  Stockholders of the Company are not permitted to cumulate their votes for the election of directors.

The presence, in person or by proxy, of a majority of the shares of Common Stock outstanding entitled to vote at the Annual Meeting will constitute a quorum.  Proxies relating to “street name” shares that are voted by brokers on some but not all of the matters before stockholders at the Annual Meeting will be treated as shares present for purposes of determining the presence of a quorum on all matters, but will not be entitled to vote at the Annual Meeting on any matter as to which authority to vote is not given to the broker (“broker non-votes”).

At this meeting, proxies relating to “street name” shares will not be voted for any matters presented at the Annual Meeting unless the stockholder gives instructions on how to vote the stockholder's shares.

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THE STILWELL GROUP URGES YOU TO VOTE FOR THE ELECTION OF THE GROUP'S NOMINEE AS A DIRECTOR OF THE COMPANY AS SOON AS POSSIBLE.  PROXIES SOLICITED BY THIS PROXY STATEMENT MAY BE EXERCISED ONLY AT THE ANNUAL MEETING (AND ANY ADJOURNMENT OR POSTPONEMENT THEREOF) IN ACCORDANCE WITH YOUR INSTRUCTIONS AND WILL NOT BE USED FOR ANY OTHER MEETING.

A proxy given pursuant to this solicitation may be revoked at any time before it is voted. If you are a record holder, you may revoke your proxy and change your vote by: (1) the timely delivery of a duly executed proxy bearing a later date, (2) providing timely written notice of revocation to the Company’s Corporate Secretary at the Company’s principal executive offices at 1500 Carter Avenue, Ashland, Kentucky 41101, or (3) attending the Annual Meeting and giving oral notice of your intention to vote in person.  If you are the beneficial owner of shares held in street name, you may revoke your proxy and change your vote: (1) by submitting new voting instructions to your broker, bank or other nominee in accordance with their voting instructions, or (2) if you have obtained a legal proxy from your bank, broker or other nominee giving you the right to vote your shares in person, by attending the Annual Meeting, presenting the completed legal proxy to the Company and voting in person.  You should be aware that simply attending the Annual Meeting will not in and of itself constitute a revocation of your proxy. If you have already sent a white proxy to management of the Company, you can revoke that proxy by signing, dating and mailing the GREEN proxy card or by voting in person at the Annual Meeting.

Only holders of record as of the close of business on the record date for the Annual Meeting, April 4, 2014, will be entitled to vote at the Annual Meeting.  If you were a stockholder of record on the record date, you will retain your voting rights for the Annual Meeting even if you sell your shares after the record date.   Accordingly, it is important that you vote the shares held by you on the record date, or grant a proxy to vote such shares, even if you sell your shares after the record date.

IMPORTANT:  If you wish to support Mr. Burchett, please sign, date and return only the Stilwell Group’s GREEN proxy card.  If you later vote on management’s white proxy (even if it is to withhold authority to vote for management’s nominees), you will revoke your previous vote for Mr. Burchett.  Please discard the Company’s white proxy card.

ALTHOUGH YOU MAY VOTE MORE THAN ONCE, ONLY ONE PROXY WILL BE COUNTED AT THE ANNUAL MEETING, AND THAT WILL BE YOUR LATEST-DATED, VALIDLY EXECUTED PROXY.

IF YOU SIGN THE GREEN PROXY CARD AND NO MARKING IS MADE, YOU WILL BE DEEMED TO HAVE GIVEN A DIRECTION TO VOTE THE POAGE BANKSHARES, INC. COMMON STOCK REPRESENTED BY THE GREEN PROXY CARD FOR THE ELECTION OF STEPHEN S. BURCHETT AND THE PERSONS WHO HAVE BEEN NOMINATED BY THE COMPANY TO SERVE AS A DIRECTOR, OTHER THAN STUART N. MOORE, AGAINST THE COMPANY'S NON-BINDING PROPOSAL TO APPROVE ITS EXECUTIVE COMPENSATION, AND FOR THE RATIFICATION OF CROWE HORWATH LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR 2014.

9

ADDITIONAL INFORMATION

The information concerning the Company contained in this Proxy Statement has been taken from, or is based upon, publicly available information.

The Company files annual, quarterly and current reports, proxy statements and other information with the SEC.  You may read and copy any reports, statements or other information that the Company files with the SEC at the SEC's public reference room at 100 F Street, N.E., Washington, D.C. 20549.  Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.  These SEC filings are also available to the public from commercial document retrieval services and at the Internet website maintained by the SEC at www.sec.gov.

YOUR VOTE IS IMPORTANT

NO MATTER HOW MANY OR HOW FEW SHARES YOU OWN, WE ARE SEEKING YOUR SUPPORT.  PLEASE VOTE FOR MR. BURCHETT.  ONLY YOUR LATEST DATED PROXY COUNTS.  EVEN IF YOU HAVE ALREADY RETURNED A WHITE PROXY TO THE COMPANY’S BOARD OF DIRECTORS, YOU HAVE EVERY LEGAL RIGHT TO REVOKE IT BY RETURNING A GREEN PROXY TO US AS PROVIDED BELOW.

IF YOU ARE A RECORD HOLDER, PLEASE VOTE BY SIGNING, DATING, AND MAILING (IN THE ENCLOSED POSTAGE-PAID ENVELOPE) THE ENCLOSED GREEN PROXY CARD AS SOON AS POSSIBLE.  IF YOUR SHARES ARE HELD IN “STREET NAME” BY A BROKER, NOMINEE, FIDUCIARY OR OTHER CUSTODIAN, FOLLOW THE DIRECTIONS GIVEN BY THE BROKER, NOMINEE, FIDUCIARY OR OTHER CUSTODIAN REGARDING HOW TO INSTRUCT THEM TO VOTE YOUR SHARES.

This Proxy Statement and the accompanying form of GREEN proxy card are available at www.OkapiVote.com/Poage.  If you have any questions or require any assistance, please contact the Stilwell Group:

The Stilwell Group
111 Broadway, 12th Floor
New York, NY 10006
(212) 269-1551 Attn: Ms. Megan Parisi
info@stilwellgroup.com

10

Please feel free to contact Okapi Partners LLC, proxy solicitors for the Stilwell Group, as follows:

Okapi Partners LLC
437 Madison Avenue, 28th Floor
New York, NY 10022 Attn: Mr. Charles W. Garske
Toll Free: 877-566-1922

Sincerely,

/s/ Joseph Stilwell
Joseph Stilwell
The Stilwell Group

April 4, 2014

11

APPENDIX A

IDENTITY OF PARTICIPANTS

The participants in this solicitation include Stilwell Value Partners II, L.P. (“Stilwell Value Partners II”); Stilwell Value Partners V, L.P. (“Stilwell Value Partners V”); Stilwell Value Partners VII, L.P. (“Stilwell Value Partners VII”); Stilwell Activist Fund, L.P., a Delaware limited partnership (“Stilwell Activist Fund”); Stilwell Activist Investments, L.P. (“Stilwell Activist Investments”); and Stilwell Partners, L.P. (“Stilwell Partners”) (all Delaware limited partnerships); Stilwell Value LLC, a Delaware limited liability company (“Stilwell Value LLC”), and the general partner of Stilwell Value Partners II, Stilwell Value Partners V, Stilwell Value Partners VII, Stilwell Activist Fund and Stilwell Activist Investments; and Joseph Stilwell (collectively, the “Beneficial Owners”), as well as Stephen S. Burchett (“Nominee”) and Marshall L. Steen (“Alternate Nominee,” and collectively with the Beneficial Owners and the Nominee, the “Participants”).

With respect to each Participant, other than as disclosed herein, such Participant is not and, within the past year, was not a party to any contract, arrangement or understanding with any person with respect to any securities of Poage Bankshares, Inc. (the “Company”), including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies, except for sharing of profits. Stilwell Value LLC, in its capacity as general partner of Stilwell Value Partners II, Stilwell Value Partners V, Stilwell Value Partners VII, Stilwell Activist Fund, and Stilwell Activist Investments, and Joseph Stilwell, in his capacity as the general partner of Stilwell Partners and managing member and 99% owner of Stilwell Value LLC, are entitled to an allocation of a portion of profits.

With respect to each Participant, other than as disclosed below, neither such Participant nor any of such Participant’s associates has any arrangement or understanding with any person with respect to (A) any future employment by the Company or its affiliates or (B) any future transactions to which the Company or any of its affiliates will or may be a party.

A-1

SECURITY OWNERSHIP OF BENEFICIAL OWNERS

The table below shows the number of shares of common stock of the Company (“Common Stock”) held in accounts of the listed entities or individuals.

Title of Class	Name of Owner	Direct Beneficial Ownership	Percent of Class (1)
Common Stock, par value $0.01 per share (“Common Stock”)	Stilwell Value Partners II	67,570	1.7%
Common Stock	Stilwell Value Partners V	28,235	0.7%
Common Stock	Stilwell Value Partners VII	83,366	2.1%
Common Stock	Stilwell Activist Fund	12,010	0.3%
Common Stock	Stilwell Activist Investments	112,290	2.9%
Common Stock	Stilwell Partners	15,000	0.4%

(1) The percentages are calculated based on the number of outstanding shares of Common Stock, 3,904,884, reported as of April 4, 2014, in the Company's proxy materials filed with the Securities and Exchange Commission on March 25, 2014.

SECURITY OWNERSHIP OF NOMINEES

The Nominee and Alternate Nominee do not directly or indirectly own any securities of the Company.

DESCRIPTION OF BENEFICIAL OWNERSHIP AND BENEFICIAL OWNERS

Joseph Stilwell is the general partner of Stilwell Partners and the managing member of and owner of more than 99% of the equity in Stilwell Value LLC, which is the general partner of Stilwell Value Partners II, Stilwell Value Partners V, Stilwell Value Partners VII, Stilwell Activist Fund and Stilwell Activist Investments. The business address of Stilwell Value Partners II, Stilwell Value Partners V, Stilwell Value Partners VII, Stilwell Activist Fund, Stilwell Activist Investments, Stilwell Partners, Stilwell Value LLC, and Joseph Stilwell is 111 Broadway, 12th Floor, New York, New York 10006.

The principal employment of Joseph Stilwell is investment management. Stilwell Value Partners II, Stilwell Value Partners V, Stilwell Value Partners VII, Stilwell Activist Fund, Stilwell Activist Investments and Stilwell Partners are private investment partnerships engaged in the purchase and sale of securities for their own accounts. Stilwell Value LLC is in the business of serving as the general partner of Stilwell Value Partners II, Stilwell Value Partners V, Stilwell Value Partners VII, Stilwell Activist Fund, Stilwell Activist Investments and related partnerships.

A-2

Because he is the general partner of Stilwell Partners, Joseph Stilwell has the power to direct the affairs of Stilwell Partners, including the voting and disposition of shares of Common Stock held in the name of Stilwell Partners. Therefore, Joseph Stilwell is deemed to share voting and disposition power with Stilwell Partners with regard to those shares of Common Stock.

Because he is the managing member and 99% owner of Stilwell Value LLC, which is the general partner of Stilwell Value Partners II, Stilwell Value Partners V, Stilwell Value Partners VII, Stilwell Activist Fund and Stilwell Activist Investments, Joseph Stilwell has the power to direct the affairs of those entities, including the voting and disposition of shares of Common Stock held in the name of those entities. Therefore, Joseph Stilwell is deemed to share voting and disposition power with Stilwell Value Partners II, Stilwell Value Partners V, Stilwell Value Partners VII, Stilwell Activist Fund and Stilwell Activist Investments with regard to those shares of Common Stock.

The Beneficial Owners may be deemed to beneficially own, in the aggregate, 318,471 shares of Common Stock, representing approximately 8.2% of the Company's outstanding shares of Common Stock (based upon the 3,904,884 shares of Common Stock reported as the number of outstanding shares as of April 4, 2014, in the Company's proxy materials filed with the Securities and Exchange Commission on March 25, 2014). The Beneficial Owners have an interest in the election of directors at the Company's annual meeting as stockholders.

The Nominee and Alternate Nominee do not directly or indirectly beneficially own any shares of Common Stock.

TWO YEAR SUMMARY TABLE

The following table indicates the date of each purchase and sale of shares of Common Stock by Mr. Stilwell and entities affiliated with Mr. Stilwell within the past two years and the number of shares of Common Stock in each purchase and sale.

Name	Date	Shares of Common Stock Purchased/(Sold) (1)
Stilwell Value Partners II	03/06/2013	(1,500)
Stilwell Value Partners II	04/05/2013	(1,500)
Stilwell Value Partners II	04/19/2013	(1,000)
Stilwell Value Partners II	04/30/2013	(38,400)
Stilwell Value Partners II	05/15/2013	(1,200)
Stilwell Value Partners II	05/31/2013	(48,600)
Stilwell Value Partners II	06/28/2013	(12,000)

Stilwell Value Partners V	02/23/2012	17,600
Stilwell Value Partners V	03/07/2012	1,235
Stilwell Value Partners V	04/20/2012	5,565

A-3

Stilwell Value Partners V	04/24/2012	5,000
Stilwell Value Partners V	05/04/2012	160
Stilwell Value Partners V	05/07/2012	700
Stilwell Value Partners V	06/01/2012	675
Stilwell Value Partners V	06/05/2012	300
Stilwell Value Partners V	06/06/2012	100
Stilwell Value Partners V	06/08/2012	100
Stilwell Value Partners V	09/11/2012	9,000
Stilwell Value Partners V	03/06/2013	(2,000)
Stilwell Value Partners V	04/30/2013	(4,600)
Stilwell Value Partners V	06/28/2013	(2,000)
Stilwell Value Partners V	08/12/2013	(9,000)
Stilwell Value Partners V	09/30/2013	(7,000)

Stilwell Value Partners VII	03/06/2013	(1,500)

Stilwell Activist Fund	04/16/2013	200
Stilwell Activist Fund	04/30/2013	3,400
Stilwell Activist Fund	05/31/2013	2,430
Stilwell Activist Fund	06/28/2013	5,000
Stilwell Activist Fund	09/30/2013	980

Stilwell Activist Investments	04/30/2013	39,600
Stilwell Activist Investments	05/31/2013	46,170
Stilwell Activist Investments	06/28/2013	9,000
Stilwell Activist Investments	08/12/2013	9,000
Stilwell Activist Investments	09/03/2013	950
Stilwell Activist Investments	09/04/2013	1,550
Stilwell Activist Investments	09/30/2013	6,020

(1) Funds for share purchases were provided from time to time in part by margin account loans from subsidiaries of Morgan Stanley or Fidelity Brokerage Services LLC extended in the ordinary course of business. All purchases of shares of Common Stock using funds borrowed from Morgan Stanley or Fidelity Brokerage Services LLC, if any, were made in margin transactions on their usual terms and conditions. All or part of the shares of Common Stock owned by entities affiliated with Mr. Stilwell may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities to such entities. Such loans generally bear interest at a rate based on the broker's call rate from time to time in effect. Such indebtedness, if any, may be refinanced with other banks or broker-dealers. There is currently no indebtedness outstanding secured by shares of Common Stock held by entities affiliated with Mr. Stilwell.

INFORMATION ABOUT NOMINEES

The Nominee and Alternate Nominee are independent under the independence standards applicable to the Company under (i) paragraph (a)(1) of Item 407 of Regulation S-K and (ii) NASDAQ Listing Rule 5605. The Participants have taken into account the Alternate Nominee's relationship with Charles Robinson, the Alternate Nominee's accountant, who is also a director of the Company.

A-4

NAME	Stephen S. Burchett

AGE:	47

BUSINESS ADDRESS:	949 3rd Avenue, 3rd Floor Huntington, WV 25701
PRINCIPAL OCCUPATION OR EMPLOYMENT:	See Proxy Statement section “PROPOSAL NUMBER 1: ELECTION OF DIRECTORS”

CITIZENSHIP:	United States

Mr. Burchett has an interest in the election of directors at the Company's annual meeting pursuant to the Nominee Agreement attached as Exhibit 6 to the Schedule 13D filed with the Securities and Exchange Commission on February 24, 2014, by the Beneficial Owners. Under the Nominee Agreement, Mr. Burchett agreed to be nominated for election to the Board of Directors of the Company at the 2014 Annual Meeting and the Beneficial Owners agreed to reimburse Mr. Burchett for his expenses incurred in connection with his nomination to the Board of Directors and indemnify and hold Mr. Burchett harmless for all damages and claims which may arise in connection with being nominated for election to the Board of Directors. Mr. Burchett does not, and his associates do not, own, beneficially or of record, any shares of Common Stock of the Company.

NAME	Marshall L. Steen

AGE:	62

BUSINESS ADDRESS:	3409 13th Street Ashland, KY 41102

PRINCIPAL OCCUPATION OR EMPLOYMENT:	See Proxy Statement section “PROPOSAL NUMBER 1: ELECTION OF DIRECTORS”

CITIZENSHIP:	United States

Mr. Steen has an interest in the election of directors at the Company's annual meeting pursuant to the Nominee Agreement attached as Exhibit 7 to the Schedule 13D filed with the Securities and Exchange Commission on February 24, 2014, by the Beneficial Owners. Under the Nominee Agreement, Mr. Steen agreed to be nominated for election to the Board of Directors of the Company at the 2014 Annual Meeting and the Beneficial Owners have agreed to reimburse Mr. Steen for his expenses incurred in connection with his nomination to the Board of Directors and indemnify and hold Mr. Steen harmless for all damages and claims which may arise in connection with being nominated for election to the Board of Directors. Mr. Steen does not, and his associates do not, own, beneficially or of record, any shares of Common Stock of the Company.

A-5

[PRELIMINARY COPY- SUBJECT TO COMPLETION]

▼ DETACH PROXY CARD HERE ▼

PROXY

THIS PROXY IS SOLICITED BY THE STILWELL GROUP IN OPPOSITION TO

THE BOARD OF DIRECTORS OF POAGE BANKSHARES, INC.

FOR THE 2014 ANNUAL MEETING OF STOCKHOLDERS

THIS SOLICITATION IS NOT BEING MADE BY THE BOARD OF DIRECTORS OF POAGE BANKSHARES, INC.

The undersigned hereby appoints Ms. E.J. Borrack, Mr. Charles W. Garske, Ms. Megan Parisi, and Mr. Bruce Goldfarb, and each of them, attorneys and agents with full power of substitution, as Proxy for the undersigned, to vote all shares of common stock, par value $0.01 per share, of Poage Bankshares, Inc. (“Poage Bankshares” or the “Company”), which the undersigned is entitled to vote at the Annual Meeting of Stockholders to be held at The Park Place, located at 1701 Central Avenue, Ashland, Kentucky 41101, on May 20, 2014, at 10:00 a.m., Kentucky Time, or any adjournments or postponements thereof and at any meeting called in lieu thereof (the “Annual Meeting”).

This proxy, when properly executed will be voted in the manner directed herein by the undersigned stockholder. Unless otherwise specified, this proxy will be voted “FOR” the election of the Stilwell Group's Nominee as a director as noted on the reverse, “AGAINST” the Company's non-binding proposal to approve its executive compensation, and “FOR” the ratification of the appointment of Crowe Horwath LLP as the Company's independent registered public accounting firm for 2014. This proxy revokes all prior proxies given by the undersigned.

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to be Held on May 20, 2014. The Stilwell Group's Proxy Statement and form of GREEN proxy card are available at www.OkapiVote.com/Poage.

For registered shares, your proxy must be received by 11:59 P.M. Central Daylight Time on May 19, 2014.

IMPORTANT: PLEASE SIGN AND DATE ON THE REVERSE SIDE.

▼ DETACH PROXY CARD HERE ▼

The Stilwell Group recommends that you vote “FOR” the election of the Stilwell Group's Nominee, Stephen S. Burchett, as a director, “AGAINST” the Company's non-binding proposal to approve its executive compensation, and “FOR” the ratification of the appointment of Crowe Horwath, LLP as the Company's independent registered public accounting firm for 2014.

1.	ELECTION OF DIRECTORS – To elect Mr. Stephen S. Burchett

☐ FOR	☐ WITHHOLD

The Stilwell Group intends to use this proxy to vote for the person who has been nominated by the Company for election as a director, other than the Company nominee noted below. There is no assurance that the candidate nominated by the Company will serve as a director if the Stilwell Group's Nominee is elected. You should refer to the Company's proxy statement and form of proxy distributed by the Company for the name, background, qualifications and other information concerning the Company's nominees. The Stilwell Group is NOT seeking authority to vote for and will NOT exercise any authority for Stuart N. Moore.

Note: If you do not wish for your shares to be voted “FOR” a person who has been nominated by the Company for election as a director, other than Stuart N. Moore, write the name of the Company nominee in the following space:
_______________________________________________________________________

2.	ADVISORY VOTE TO APPROVE EXECUTVE COMPENSATION.

☐ FOR	☐ AGAINST	☐ ABSTAIN

3.	RATIFICATION OF THE APPOINTMENT OF CROWE HORWATH LLP AS THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR POAGE BANKSHARES, INC. FOR THE YEAR ENDING DECEMBER 31, 2014.

☐ FOR	☐ AGAINST	☐ ABSTAIN

In his or her discretion, each Proxy is authorized to vote upon such other business that may properly come before the Annual Meeting and any and all adjournments or postponements thereof, as provided in the Proxy Statement provided herewith.

Please sign exactly as your name(s) appear on the proxy card(s) previously sent to you. When shares are held by joint tenants, both should sign. When signing as an attorney, executor, administrator, trustee, or guardian, please give full title as such. If a corporation, please sign in full corporation name by the President or other duly authorized officer. If a partnership, please sign in partnership name by authorized person. This proxy card votes all shares held in all capacities.

PLEASE SIGN, DATE, AND MAIL THIS PROXY CARD TODAY.

Dated: _____________	Signature_________________________________
Title:

Dated: _____________	Signature (if held jointly)_____________________
Title: